CUSIP No. 23666P 101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Sabrina Martucci Johnson
3655 Nobel Drive, Suite 260
San Diego, CA 92122
(858) 926-7655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 23666P 101

1.	Names of Reporting Persons

Sabrina Martucci Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,014,312 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,014,312 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,312 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 6.1% (3)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23666P 101

(1)
This Amendment No. 1 to Schedule 13D is filed by Sabrina Martucci Johnson, the Vincent S. Johnson and Sabrina M. Johnson Family Trust Dated February 14, 2005 (the “Trust”), and Vincent S. Johnson. Ms. Johnson, the Trust, and Mr. Johnson are collectively referred to in this statement as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Consists of 962,062 shares of Common Stock held by the Trust and 52,250 shares of Common Stock subject to options held by Ms. Johnson that are currently exercisable or exercisable within 60 days of the date of this filing. Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)
Percentage of class calculated based on 16,683,411 shares of Common Stock outstanding as of April 12, 2019, plus 52,250 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date of this filing held by Ms. Johnson.

CUSIP No. 23666P 101

1.	Names of Reporting Persons

Vincent S. Johnson and Sabrina M. Johnson Family Trust Dated February 14, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 962,062 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 962,062 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,062 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

CUSIP No. 23666P 101

(2)
Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)	Percentage of class calculated based on 16,683,411 shares of Common Stock outstanding as of April 12, 2019.

CUSIP No. 23666P 101

1.	Names of Reporting Persons

Vincent S. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 962,062 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 962,062 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,062 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

CUSIP No. 23666P 101

(2)
Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)	Percentage of class calculated based on 16,683,411 shares of Common Stock outstanding as of April 12, 2019.

CUSIP No. 23666P 101

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 28, 2017 (the “Schedule 13D”).
The Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”) owned by the Reporting Persons. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.
This Amendment No. 1 reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Common Stock since the date the Reporting Persons’ last filing on Schedule 13D. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 1.        Security and Issuer
Item 1 of the Schedule 13D is hereby amended to update the address of the Issuer’s principal executive offices as follows:
The address of the Issuer's principal executive offices is 3655 Nobel Drive, Suite 260, San Diego, CA 92122.

Item 2.        Identity and Background
Paragraph (b) of Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(b)	The principal business address for Ms. Johnson is 3655 Nobel Drive, Suite 260, San Diego, CA 92122.

Item 3.        Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented with:
In her capacity as president and chief executive officer of the Issuer, Ms. Johnson has been granted options to purchase up to 387,000 shares of Common Stock in connection with compensation arrangements with the Issuer, 52,250 of which are currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented with:
Ms. Johnson acquired 52,250 shares of the Common Stock she beneficially owns as of the date of this statement in connection with the compensation arrangements for her services as the Issuer’s president and chief executive officer.
Other than as described in this Amendment No. 1 and the Schedule 13D, the Reporting Persons do not have any plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of their intentions regarding, any or all of the foregoing.

CUSIP No. 23666P 101

Item 5.        Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(a)
Ms. Johnson may be deemed to beneficially own 1,014,312 shares of Common Stock consisting of: (i) 962,062 shares owned by the Trust; and (ii) 52,250 shares subject to options owned by Ms. Johnson currently exercisable or exercisable within 60 days of the date of this Amendment No. 1, representing 6.1% of the outstanding Common Stock as of April 12, 2019, based on 16,683,411 shares of Common Stock outstanding as of that date, plus 52,250 shares subject to options currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

The Trust beneficially owns 962,062 shares of Common Stock, representing 5.8% of the outstanding Common Stock as of April 12, 2019.
Mr. Johnson may be deemed to beneficially own 962,062 shares of Common Stock, representing 5.8% of the outstanding Common Stock as of April 12, 2019.

(b)
Ms. Johnson and Mr. Johnson together hold, and each individually holds, sole voting and dispositive power over the 962,062 shares of Common Stock held by the Trust for the benefit of Ms. Johnson and Mr. Johnson. Ms. Johnson holds sole voting and dispositive power over the 52,250 shares of Common Stock subject to options owned by Ms. Johnson currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

(c)	Since the date of filing of the Schedule 13D, the Reporting Persons acquired the following securities of the Issuer in the following transactions:

(i)
On September 7, 2018, Ms. Johnson was granted an option to purchase 192,000 shares of Common Stock at an exercise price of $1.01 per share for services as the Issuer’s president and chief executive officer. The option vests and becomes exercisable in 48 equal monthly installments commencing on the one-month anniversary of the grant date, subject to the Ms. Johnson’s continuous service to the Issuer. The option will expire on September 7, 2028 to the extent not exercised on or before that date.

(ii)
On January 29, 2019, Ms. Johnson was granted an option to purchase 195,000 shares of Common Stock at an exercise price of $0.759 per share for services as the Issuer’s president and chief executive officer. The option vests and becomes exercisable in 48 equal monthly installments commencing on the one-month anniversary of the grant date, subject to the Ms. Johnson’s continuous service to the Issuer. The option will expire on January 29, 2029 to the extent not exercised on or before that date.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 23666P 101

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with:
The information provided and incorporated by reference in Items 3, 4 and 5 of this Amendment No. 1 and the Schedule 13D is hereby incorporated by reference.
With respect to the options granted to Ms. Johnson on September 7, 2018 and January 29, 2019, Ms. Johnson and the Issuer entered into stock option agreements in the Issuer’s Form of Incentive Stock Option Agreement for grants under the Dare Bioscience, Inc. Amended and Restated 2014 Stock Incentive Plan, which was filed as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2018. The descriptions in this Amendment No. 1 of the terms of the foregoing stock options are summaries and do not purport to be complete and are qualified in their entirety by reference to the form of stock option agreement referenced above, which is incorporated herein by reference.
Ms. Johnson, an officer and director of the Issuer, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each officer and director against expenses (including attorneys’ fees), losses, liabilities, judgments, fines, penalties and amounts paid in settlement, incurred as a result of the fact that the officer or director, in his or her capacity as a director and officer, if applicable, of the Issuer, is made or threatened to be made a party to any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an exhibit to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on March 10, 2014 and is incorporated herein by reference.
Other than as described in this Amendment No. 1, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.        Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented with:
Exhibit D – Form of Incentive Stock Option Agreement for grants under the Dare Bioscience, Inc. Amended and Restated 2014 Stock Incentive Plan*
Exhibit E – Agreement regarding filing of joint statement on Schedule 13D

*	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q (File No. 001-36395), as filed with the SEC on August 13, 2018.

CUSIP No. 23666P 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019		/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson

VINCENT S. JOHNSON AND SABRINA M. JOHNSON FAMILY TRUST DATED FEBRUARY 14, 2005
	By:	/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson Title: Trustee

/S/ VINCENT S. JOHNSON Name: Vincent S. Johnson

CUSIP No. 23666P 101

Exhibit E
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement shall be included as an exhibit to Amendment No. 1 to Schedule 13D with respect to the shares of common stock, $0.0001 par value per share, of Daré Bioscience, Inc. beneficially owned by the undersigned.
IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 15th day of April, 2019.

/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson

VINCENT S. JOHNSON AND SABRINA M. JOHNSON FAMILY TRUST DATED FEBRUARY 14, 2005
By:	/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson Title: Trustee

/S/ VINCENT S. JOHNSON Name: Vincent S. Johnson

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